SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D -9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UAP Holding Corp.
(Name of Subject Company)

UAP Holding Corp.
(Names of Person(s ) Filing Statement)

Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)

903441103 (CUSIP Number of Class of Securities)

Todd A. Suko Vice President, General Counsel and Secretary 7251 W. 4th Street Greeley, CO 80634 (970) 356-4400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Andrew J. Nussbaum Gavin D. Solotar Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on December 10, 2007 by UAP Holding Corp. (the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed by the Company on December 27, 2007. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Agrium US . Inc. (“Purchaser”), a Colorado corporation and an indirect wholly owned subsidiary of Agrium Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, at a purchase price of $39.00 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on December 10, 2007, by Purchaser, Parent and Utah Acquisition Co., a Delaware corporation and a direct wholly owned subsidiary of Purchaser, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2007 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description ___________________________________________
(a)(8)	Press Release issued by Parent on January 9, 2008 (incorporated herein by reference to Exhibit 1 to Form 6-K filed by Parent on January 9, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

UAP HOLDING CORP.
By: s / Todd A. Suko ______________________

Name: Todd A. Suko
Title: Vice President, General Counsel and Secretary

Dated: January 9, 2008